Exhibit 99.3

1322 Crossman Avenue Sunnyvale, California 94089
March 6, 2007
Attn: Jeff Wilson, Infonetics Research
Ladies and Gentlemen:
Aruba Networks, Inc. (the “Company”) has requested that Infonetics Research (Infonetics) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:
1. Infonetics consents to the use by the Company of Infonetics’ name in portions of the prospectus and the Registration Statement.
2. Infonetics consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, Infonetics represents that, to its knowledge, the statements made in such (research data) case study are accurate and fairly present the matters referred to therein.
Infonetics agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

Infonetics

By:	/s/ Jeff Wilson

Jeff Wilson
Principal Analyst, Infonetics
EXHIBIT A
BOX:
“According to Infonetics Research, an independent research firm, worldwide revenue for network security appliances and software is expected to grow from $4.3 billion in 2006 to $5.3 billion in 2010.”

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